HUNTER TAUBMANFischer LLP

New York ■ Washington, DC ■ Miami
VIA EDGAR

May 15, 2015

US Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549
Attn: Pamela Long, Assistant Director

RE:	Kraig Biocraft Laboratories, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed April 3, 2015
File No. 333-199820

Dear Ms. Long:

On behalf of Kraig Biocraft Laboratories, Inc. (the “Company”), we hereby respond to the letter dated April 17, 2015 from you to Mr. Kim Thompson, Chief Executive Officer of the Company, setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in respect of the Company’s Amendment No. 4 to its Registration Statement on Form S-1 filed with the Commission on April 3, 2015 under the Securities Act of 1933 (the “Securities Act”). For your convenience, we have transcribed each of the Staff’s comments below in bold type, and followed each such comment with the Company’s response in plain type.

Disclosure changes made in response to the Staff’s comments will be made in Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”), to be filed substantially contemporaneously with the submission of this letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company.

Risk Factors, page 4
Risks Related to Our Company, page 4

We may be unable to maintain an effective system of internal control and accurately report our…page 4

1.
We note that you have deleted disclosure regarding the material weakness in your internal controls that you reported in your Form 10-K for the year ended December 31, 2013.  Please revise to include the deleted information and address whether the material weaknesses that you reported in that Form 10-K have been addressed or are ongoing.

Response: Pursuant to your comment, we reviewed our disclosure regarding the material weakness in our internal controls that we reported in our Form 10-K for the year ended December 31, 2013.  Please note that the only material weakness deleted dealt with not having a system in place to ensure all of our consulting agreements are timely reconciled to the financial statements.  Although our cash position does not allow us to fully implement all of our remediation plans, we believe we could easily fix this particular issue without excessive expense and therefore we remedied it following the year ended December 31, 2013, which is why we deleted it.  The initial issue was that management was not timely submitting copies of new consulting agreements to its accountant and outside auditor and therefore they were not being properly reviewed and/or recorded.  To remedy this issue, management now sends digital copies of all contracts when they are signed to the Company’s accountant and auditor.  In light of this remedial action, management considers the issue of not accounting for agreements in a timely matter resolved.

2.
Please reconcile your statement that you have no “full-time employees with the requisite expertise in the key functional areas of financing and accounting,” in the second bullet point on page 5, with your reference in the first bullet point on page 5 to your “accounting department.”

1450 Broadway, 26th Floor ■ New York, NY 10018 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com

HUNTER TAUBMAN Fischer LLP

New York ■ Washington, DC ■ Miami

Response:  In response to your comment, we reviewed the referenced language and realize that it was inappropriate to refer to an “accounting department,” which we do not have.  Due to the size of our Company, most positions – other than that of CEO, CFO and COO, are filled with temporary, contract employees on an “as needed” basis.  Although we have been able to continually hire the same staff accountant for almost the past ten years, we do not have an accounting department nor do we have any full time employees with the requisite experience.  Accordingly, we revised and reconciled the two statements.

Management’s Discussion and Analysis of Financial condition and Results of Operations, page 28
Results of Operations for the Years ended December 31, 2014 and 2013, page 29

3.
Your MD&A simply states quantitative information found in the financial statements without providing insight into management’s understanding of the drivers of change in the line items that you discuss.  Please refer to comment 4 of our letter dated November 20, 2014, comment 2 of our letter dated February 10, 2015 and SEC Interpretive Release 33-8350, and please revise.

Response: In response to this comment, we revised the Results of Operations section to provide more insight into management’s understanding of the drivers of change in the referenced line items.

Certain Relationships and Related Transactions, page 35

4.	We note that you deleted disclosure regarding a lease that was extended through the last fiscal year, and which you appear to still be a party to. Please advise why you deleted this disclosure.

Response:  The extended office space lease is with Innovation Park at Notre Dame, a non-related party.  Unfortunately, the lease was inadvertently included as a related party transaction in prior reports and when we noticed it was included as such while preparing the last amendment to the Registration Statement, we removed it.

Exhibit 23.1

5.	Please revise to file current consents from your accountants for all periods of audited financial information presented, rather than only for the year ended December 31, 2014.

Response:  Pursuant to your comment, we filed current consents from our accountant for all periods of audited financial information presented.

* * * * * * * * * * *

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions relating to the foregoing or the Company’s registration statement, please do not hesitate to contact me at any time at (917) 512-0828, or at my email address, rschmierer@htflawyers.com.

Very truly yours,

/s/ Rachael Schmierer
Rachael Schmierer

Cc:	Lisa Etheredge, SEC
Kim Thompson, CEO Kraig Biocraft Laboratories, Inc.

1450 Broadway, 26th Floor ■ New York, NY 10018 ■ t: 212.732.7184 ■ f: 212.202.6380 ■ www.htwlaw.com